

82-3744

02 MAY 17



02034210

SUPPL

FINANCIAL STATEMENTS AND AUDITOR'S REVIEW REPORT

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

FIRST QUARTER ENDED MARCH 31, 2002 AND 2001





KPMG Audit (Thailand) Limited
บริษัท เคพีเอ็มจี ออดิท (ประเทศไทย) จำกัด

G.P.O. BOX 2685	21ˢᵗ - 22ⁿᵈ Floor, Empire Tower	Telephone: 66 (2) 677 2000
Bangkok 10500	195 South Sathorn Road, Yannawa,	Telefax: 66 (2) 677 2222
Thailand	Sathorn, Bangkok 10120	
	Thailand	

Auditor's Review Report

To the Shareholders of TT & T Public Company Limited:

(Formerly : Thai Telephone & Telecommunication Public Company Limited)

I have reviewed the consolidated balance sheet of TT & T Public Company Limited and subsidiaries as at March 31, 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three-month period ended March 31, 2002, and the financial statements of TT & T Public Company Limited for the same period. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my review.

I conducted my review in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I draw attention to Notes 1, 2 and 14 to the financial statements, which state about the following:

1) Although various plans have been undertaken by the Company's management with regard to the debt restructuring with the major creditors, the restructuring of investment in the subsidiary company, search for investors, increase in share capital, etc.; however, the operations of the Company in complying with the conditions of the various contracts, may continue to be affected by the economic conditions in Thailand and Asia Pacific in general. The said uncertainties may continue affecting the operations of the Company. The ability to continue the business depends on the economic recovery as well as the success of the various plans, which the Company's management are undertaking. The financial statements do not include the adjustments concerning the value or the amount of assets which can be converted into cash, and the reclassification of liabilities if necessary, should the Company fail to take action as planned.



KPMG Audit (Thailand) Limited, a company incorporated
under the Thai Civil and Commercial Code, is a member of

2) As discussed in Note 14 to the financial statements, on March 26, 2002, the Company had novated the debt in relation to the Sale and Purchase by Installment Agreement of Public Phones from TT&T Value Added Service Co., Ltd. (a subsidiary company), at it's book value of Baht 108.3 million (approximately USD 2.4 million). The Company, on March 29, 2002, had received a transfer of all assets of this particular subsidiary at the book value of approximately Baht 575 million as per conditions stipulated in the agreement dated on the Business Transfer Date (March 29, 2002) and in complying with the Resolution of the Extraordinary Meeting of Shareholders held on February 20, 2002 as well as the Resolution of Board of Directors Meeting on March 20, 2002. The Company had adopted the use of the generally accepted accounting standards in the U.S.A. – APB No.16 Interpretation 39 entitled "Transfers and Exchanges Between Companies Under Common Control."

The consolidated financial statements of TT&T Public Company Limited and the subsidiaries and the separate financial statements of the Company for the year ended December 31, 2001 were audited by another auditor whose report dated February 12, 2002, expressed an unqualified opinion on those financial statements with an emphasis on the uncertainty of the economic situation. The balance sheet as at December 31, 2001, presented herein for comparative purposes, are part of such audited financial statements. Furthermore, the financial statements of TT&T Public Company Limited and subsidiaries and the separate financial statements of the Company for the three-month period ended March 31, 2001 were reviewed by another auditor whose report dated May 3, 2001, expressed that nothing has come to her attention that causes her to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles and emphasis on the going concerned matter. The consolidated statements of income, change in shareholders' equity and cash flows, presented herein for comparative purpose, are part of such financial statements.

Ms. Somboon Supasiripinyo
Certified Public Accountant
Registration Number 3731

KPMG Audit (Thailand) Limited
Bangkok, April 29, 2002

(Amount : Thousand Baht)

ASSETS	Consolidated		The Company Only	
	As at March 31, 2002 (Unaudited)	As at December 31, 2001 (Audited)	As at March 31, 2002 (Unaudited)	As at December 31, 2001 (Audited)
CURRENT ASSETS				
Cash on hand and in banks (Note 11)	959,853	697,891	809,497	532,784
Short-term investments				
- Fixed deposits (Note 11)	51,708	-	51,708	-
- Short-term investments in promissory notes (Note 11)	985,000	850,000	920,000	720,000
Receivable from Telephone				
Organization of Thailand - net (Note 5)	1,673,166	1,625,510	1,673,166	1,625,510
Receivable from subsidiaries (Note 4)	-	-	32,703	112,627
Accounts receivable - Others				
(net of allowance for doubtful accounts of approximately				
Baht 75 million)	134,116	38,654	122,245	33,512
Inventories - net	378,404	406,606	378,305	406,507
Dividend receivable (Note 6)	-	-	205,210	-
Accrued income from telephone services	215,482	226,136	215,482	226,135
Accrued income from long distance telephone service	38,999	46,171	38,999	46,171
Prepaid long distance circuit rental	40,919	68,418	40,919	68,418
Prepaid expenses to Telephone Organization of Thailand	15,697	8,800	15,697	8,800
Accrued interest receivable	9,389	10,147	9,236	5,827
Deposits and advance payment to subcontractors	37,187	14,214	9,406	3,339
Other current assets	44,049	82,731	36,477	68,553
Total Current Assets	4,583,969	4,075,278	4,559,050	3,858,183
NON-CURRENT ASSETS				
Refundable value added tax	209,506	42,740	193,147	22,235
Advance for purchase of payphone	-	17,195	-	-
Investments in subsidiaries - Equity method (Note 6)	-	-	395,552	547,502
Assets not used in operations - Net	52,322	54,035	52,322	54,035

See notes to financial statements

3

(Amount : Thousand Baht)

ASSETS (Continued)	Consolidated		The Company Only	
	As at March 31, 2002 (Unaudited)	As at December 31, 2001 (Audited)	As at March 31, 2002 (Unaudited)	As at December 31, 2001 (Audited)
Property, plant and equipment - Net	3,084,028	2,999,017	3,069,006	2,437,733
Investments in telephone services expansion project - Net (Note 7)	1,290	1,290	1,290	1,290
Cost of telephone service expansion project				
transferred to Telephone Organization of Thailand - Net (Note 8)	37,132,975	37,664,209	37,240,833	37,772,389
Other assets				
Prepaid income tax and withholding tax	234,958	197,572	232,035	194,650
Value added tax	-	283,106	-	283,106
Refundable deposits and others	47,066	44,171	34,768	30,985
Total Other Assets	282,024	524,849	266,803	508,741
Total Non - Current Assets	40,762,145	41,303,335	41,218,953	41,343,925
Total Assets	45,346,114	45,378,613	45,778,003	45,202,108

See notes to financial statements

4

(Amount : Thousand Baht)

LIABILITIES AND SHAREHOLDERS' EQUITY	Consolidated		The Company Only	
	As at March 31, 2002 (Unaudited)	As at December 31, 2001 (Audited)	As at March 31, 2002 (Unaudited)	As at December 31, 2001 (Audited)
CURRENT LIABILITIES				
Accounts payable - trade (Note 9)	1,188,866	1,070,429	1,162,843	1,027,513
Accounts payable - others	25,031	250,045	24,647	74,476
Current portion of long-term loans	247,635	249,877	247,635	249,877
Payable to subsidiary companies (Note 4)	-	-	542,672	137,168
Income tax payable	55,748	48,393	-	-
Accrued long distance circuit rental expenses	153,620	117,620	153,620	117,620
Accrued conduit rental expenses	147,073	155,650	147,073	155,650
Accrued interest expense	73,906	8,265	73,906	8,265
Accrued financial advisory and legal fee expenses	26,492	17,252	26,492	17,252
Accrued expenses	149,797	186,054	140,513	177,080
Other current liabilities	202,598	191,181	183,254	153,360
Total Current Liabilities	2,270,766	2,294,766	2,702,655	2,118,261
NON - CURRENT LIABILITIES				
Long - Term loans - net of portion presented in current liabilities	31,757,755	32,062,185	31,757,755	32,062,185
Total Liabilities	34,028,521	34,356,951	34,460,410	34,180,446
SHAREHOLDERS' EQUITY				
Share Capital				
Authorized share capital 7,000,000,000				
ordinary shares, Baht 10 par value	70,000,000	70,000,000	70,000,000	70,000,000
Issued and fully paid-up share capital 2,812,327,209 shares				
and 2,812,323,464 shares in 2002 and 2001, respectively	28,123,272	28,123,235	28,123,272	28,123,235
Premium on share capital	670,565	670,584	670,565	670,584
Retained earnings (deficit)				
Legal reserve	63,358	63,358	63,358	63,358
Deficit	(17,539,602)	(17,835,515)	(17,539,602)	(17,835,515)
Shareholders' Equity – net	11,317,593	11,021,662	11,317,593	11,021,662
Total Liabilities and Shareholders' Equity	45,346,114	45,378,613	45,778,003	45,202,108

See notes to financial statements

(Amount : Thousand Baht Except Basic Earnings (Loss) per Share)

	Consolidated		The Company Only	
	2002	2001	2002	2001
REVENUES				
Income from Telephone Services				
Expansion Joint - Investment Agreement	1,659,481	1,666,542	1,466,750	1,544,254
Sales and services income	29,708	29,348	-	-
Equity in net income of subsidiaries	-	-	53,261	6,254
Interest income	6,574	819	6,029	81
Gain on exchange rate - net	309,515	-	306,176	-
Other income (Note 4)	30,487	22,105	93,992	74,196
Total Revenues	2,035,765	1,718,814	1,926,208	1,624,785
EXPENSES				
Cost of sales and services	122,571	152,344	-	-
Operating, administrative and general expenses	541,636	612,213	577,467	680,148
Loss on exchange rate - net	-	603,474	-	594,169
Depreciation and amortization	599,054	602,293	600,639	604,479
Directors' remuneration	2,109	2,907	2,109	2,907
Total Expenses	1,265,370	1,973,231	1,180,215	1,881,703
PROFIT (LOSS) BEFORE INTEREST AND INCOME TAX	770,395	(254,417)	745,993	(256,918)
INTEREST EXPENSE	(450,080)	(699,243)	(450,080)	(699,243)
INCOME TAX	(24,402)	(2,501)	-	-
NET PROFIT (LOSS)	295,913	(956,161)	295,913	(956,161)
Basic Earnings(Loss) per Share	0.11	(0.85)	0.11	(0.85)

See notes to financial statements

6

(Amount : Thousand Baht)

			Consolidated		
	Issued and paid-up share capital	Premium (discount) on share capital	Retained Earnings		Total
			Appropriated	Unappropriated	
Balance at the beginning of period January 1, 2001	11,250,000	9,360,300	63,358	(17,411,211)	3,262,447
Net profit (loss)	-	-	-	(956,161)	(956,161)
Common shares	-	-	-	-	-
Balance at the end of period March 31, 2001	11,250,000	9,360,300	63,358	(18,367,372)	2,306,286
Balance at the beginning of period January 1, 2002	28,123,235	670,584	63,358	(17,835,515)	11,021,662
Net profit (loss)	-	-	-	295,913	295,913
Common shares	37	(19)	-	-	18
Balance at the end of period March 31, 2002	28,123,272	670,565	63,358	(17,539,602)	11,317,593

			The Company Only		
	Issued and paid-up share capital	Premium (discount) on share capital	Retained Earnings		Total
			Appropriated	Unappropriated	
Balance at the beginning of period January 1, 2001	11,250,000	9,360,300	63,358	(17,411,211)	3,262,447
Net profit (loss)	-	-	-	(956,161)	(956,161)
Common shares	-	-	-	-	-
Balance at the end of period March 31, 2001	11,250,000	9,360,300	63,358	(18,367,372)	2,306,286
Balance at the beginning of period January 1, 2002	28,123,235	670,584	63,358	(17,835,515)	11,021,662
Net profit (loss)	-	-	-	295,913	295,913
Common shares	37	(19)	-	-	18
Balance at the end of period March 31, 2002	28,123,272	670,565	63,358	(17,539,602)	11,317,593

See notes to financial statements

	(Amount : Thousand Baht)			
	Consolidated		The Company Only	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net profit (loss)	295,913	(956,161)	295,913	(956,161)
Adjustments to reconcile net profit (loss) to net cash				
provided by (used in) operating activities				
Depreciation and amortization	642,077	641,564	600,639	604,479
Provide provision for doubtful accounts	560	33,261	560	33,261
Provide provision for decline in value of inventories	31,628	-	31,628	-
Loss on impairment of assets	(1,800)	-	(1,800)	-
Unrealized (gain) loss on exchange rates	(306,672)	607,720	(306,672)	594,512
Equity in net income of subsidiaries	-	-	(53,261)	(6,254)
Gain on disposal of fixed assets	(1,716)	(7,534)	(1,716)	(6,824)
Income from Operating Activities before Changes				
in Operating Assets and Liabilities	659,990	318,850	565,291	263,013
Decrease (increase) in operating assets				
Receivable from Telephone Organization of Thailand	(48,217)	(156,333)	(47,002)	(156,333)
Receivable from subsidiaries	-	-	79,925	(17,136)
Accounts receivable - Others	(78,266)	(9,847)	(88,733)	(6,623)
Inventories	(3,427)	(44,395)	(3,427)	(44,376)
Prepaid income tax and withholding tax	245,720	(19,045)	245,720	(17,139)
Refundable value added tax	(166,765)	3,956	(170,912)	2,830
Other current assets	54,894	(87,549)	64,754	(71,159)
Increase (decrease) in operating liabilities				
Accounts payable – trade	10,169	(20,171)	27,062	(9,683)
Accounts payable – others	(116,746)	(107,884)	(49,830)	(101,623)
Income tax payable	7,355	-	-	-
Payable to subsidiary companies	-	-	(61,220)	14,215
Accrued long distance circuit rental expense	36,000	(6,231)	36,000	(6,231)
Accrued conduit rental expense	(8,577)	14,976	(8,577)	14,976
Accrued interest expenses	65,641	76,762	65,641	76,763
Other current liabilities	(15,601)	2,133	2,568	(17,778)
Net Cash Provided by (Used in) Operating Activities	642,170	(34,778)	657,260	(76,284)

See notes to financial statements

| | (Amount : Thousand Baht) | | | |
| | Consolidated | | The Company Only | |
	2002	2001	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of fixed assets	2,010	7,947	2,010	6,961
Increase in short-term investments	(151,708)	-	(151,708)	-
Increase in property, plant and equipment	(173,275)	(36,356)	(108,049)	(16,286)
Increase in investments in telephone services expansion project	(19,359)	(20,850)	(19,036)	(21,227)
Decrease (increase) in deposits and others	(2,895)	10,197	(3,782)	7,952
Net Cash Used in Investing Activities	(345,227)	(39,062)	(280,565)	(22,600)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from share capital	18	-	18	-
Net Cash Provided by Financing Activities	18	-	18	-
NET INCREASE (DECREASE) IN CASH	296,961	(73,840)	376,713	(98,884)
CASH AND CASH EQUIVALENTS, AT BEGINNING				
OF PERIOD	1,047,892	3,048,195	752,784	2,911,249
CASH AND CASH EQUIVALENTS, AT END				
OF PERIOD	1,344,853	2,974,355	1,129,497	2,812,365

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

1. Cash payments during the periods:				
Interest expenses	384,439	622,480	384,439	622,480
Income tax	54,552	31,582	37,505	17,139
2. Cash and cash equivalents consist of:				
Cash on hand and in banks	959,853	2,974,355	809,497	2,812,365
Short-term investments with maturity date within 3 months	385,000	-	320,000	-

See notes to financial statements

TT & T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 - ECONOMIC ENVIRONMENT AND BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying interim financial statements have been presented in accordance with the Accounting Standards No. 41, entitled "Interim Financial Reporting" by selecting the presentation of the interim financial statements in a summarized form. However, there is an extension on the presentation of balance sheet, statement of income, changes in shareholders' equity and cash flows, according to the Notification of the Department of Commercial Registration dated September 14, 2001, issued under the Accounting Act B.E. 2543 and in conformity with generally accepted accounting principles practiced in Thailand, including additional disclosure as specified according to the Notification of Securities and Exchange Commission and regulation of Stock Exchange of Thailand.

The interim financial report is intended to provide an update on the financial statements for the year ended December 31, 2001. It focuses on provision of updated information on new activities, events and circumstances. To avoid repetition of information previously reported, these interim financial statements should be read in conjunction with the financial statements for the year ended December 31, 2001.

As required by Thai law and regulatory requirements, the Company's financial statements have been prepared in the Thai language. They have been translated into English for the convenience of the reader.

The consolidated interim financial statements include the accounts of TT&T Public Company Limited ("the Company") (Formerly Thai Telephone & Telecommunication Public Company Limited) and its subsidiaries (TT & T Subscriber Services Co., Ltd. and TT & T Value Added Service Co., Ltd.), 99.993% and 99.999% (directly hold 66.66% and indirectly hold 33.33%) owned by the Company, respectively. Such subsidiaries were established on September 7, 1993 and October 20, 1994, respectively. TT & T Subscriber Services Co., Ltd. engages in the sale of telephone equipment and installation to the subscribers and installation of dropwire to TT&T Public Company Limited while TT & T Value Added Service Co., Ltd. engages in the cable TV business including installation and maintenance services. In 1997, the management resolved to cease project of the cable TV business and change to do the public telephone business in provincial area instead.

Significant intercompany transactions with the subsidiaries have been eliminated in the consolidated interim financial statements.

The Company's operations have been affected significantly, and may continue to be affected for the foreseeable future, by the country's unstable economy caused by the currency volatility in the Asia Pacific region. The Company is in the public utilities business that needs large capital investment and loans to import equipment for this project. The volatility in Baht currency and the slowdown in the economic growth in Thailand caused the Company difficulty in

repaying some portion of loans due within the third quarter of 1998. The Company incurred a net profit of Baht 296 million for the three-month period ended March 31, 2002. The Company and subsidiaries incurred a net profit of Baht 296 million for the three-month period ended March 31, 2002. However, management believes that the going concern basis of preparation the financial statements is appropriate because the Company succeeded in debt restructuring with financial creditors and major creditors and also believes that the Company will succeed in debt restructuring with the remaining creditors. Nevertheless, the economic situation is uncertain and may have an effect on the Company's success in future operations and generating sufficient cash flows from operations to meet conditions under the agreements related to debt restructuring. The ultimate outcome of this matter cannot presently be determined. The accompanying financial statements reflect management's current assessments of the impact to date of the economic situation on the financial position of the Company. Actual results could differ from the management's current assessments and such differences could be material.

Management believes that the going concern basis of presentation is appropriate based upon its debts restructuring. Also the Company has certain countermeasures such as increasing telephone services income as well as value added services income especially on data communication and internet related services, by concentration on a marketing strategy in order to increase subscribed lines, especially for the business sector, and reducing operating expenses, etc. The accompanying financial statements have been prepared assuming that the Company and subsidiaries will continue as a going concern and, the Company succeeded in debt restructuring with major creditors and presumes that the Company will succeed in debt restructuring with the remaining creditors and can comply with the conditions defined in the agreements related to debt restructuring. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company and subsidiaries be unable to continue as a going concern.

NOTE 2 – GENERAL INFORMATION AND PROGRESS OF OPERATIONS

TT&T Public Company Limited was registered on June 29, 1992 for the purpose of joint-undertaking of and investment in the expansion project of telephone service with The Telephone Organization of Thailand (TOT) in the provincial areas including the installation of 1.5 million telephone lines. The Company started its commercial operations relating to the agreement in October 1993. The Company was registered as a public company on January 27, 1994. The principal shareholders are Jasmine International Public Company Limited, Nippon Telegraph and Telephone West Corporation, Loxley Public Company Limited, Italian-Thai Development Public Company Limited and Thai Farmers Bank Public Company Limited.

Presently, the Company's head office is located at 252/30 Muang Thai-Phatra Complex Tower 1, Floor 24, Ratchadaphisek Road, Huaykwang, Bangkok 10320. As at March 31, 2002 and 2001, the Company had 3,232 employees and 3,197 employees, respectively. The employee costs for the three-month periods ended March 31, 2002 and 2001 amounted to approximately Baht 191 million and Baht 236 million, respectively.

At present, the process of amendment to the principles of concession conversion is under way in order to be more practical. Therefore, no negotiation with related government agencies has been carried on to date.

On February 20, 2002, the Extraordinary Shareholders Meeting approved the Company's name change to "TT & T Public Company Limited" in which the registration of such name change to the Ministry of Commerce was made on February 22, 2002.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared in accordance with the accounting standards issued by The Institute of Certified Accountants and Auditors of Thailand. The significant accounting policies used to prepare the interim financial statements for the quarter ended March 31, 2002 are consistent with those used to prepare the financial statements for the year ended December 31, 2001.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has certain transactions with its related companies. A portion of the Company's assets, liabilities, revenues and expenses arose from transactions with said related companies. These companies are related through common shareholdings and/or directorships.

The Company entered into purchase and installation equipment agreements in Telephone Services Expansion Project of 1.5 million numbers with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system including providing extra services relating to the investment project of 1.5 million numbers. The prices are made through a bidding process and will be used as reference prices in the next pricing.

The Company entered into car and equipment leasing contracts with a subsidiary company to provide the fault complaint reception and dropwire maintenance services. The rental fee is Baht 7.4 million per month.

The Company entered into service and consultancy service agreements with two subsidiary companies. The Company will provide technical assistance and financial, legal and marketing consultancy services to such related companies. Under the terms of the agreements, the Company will receive the service fees at the total amount of Baht 3 million per month.

Significant outstanding balances of receivable from and payable to related companies, which were separately presented in balance sheets as at March 31, 2002 and December 31, 2001, are as follows:

	In Million Baht			
	Consolidated		The Company Only	
	2002	2001	2002	2001
Receivable from subsidiary companies				
- TT&T Subscriber Services Co., Ltd.	-	-	33	25
- TT & T Value Added Services Co., Ltd.	-	-	-	88
Total	-	-	33	113
Payable to subsidiary companies				
- TT&T Subscriber Services Co., Ltd.	-	-	76	62
- TT & T Value Added Services Co., Ltd.	-	-	467	75
Total	-	-	543	137

Significant transactions between the Company and the related companies for the three-month periods ended March 31, 2002 and 2001 are as follows:

	In Million Baht			
	Consolidated		The Company Only	
	2002	2001	2002	2001
Purchase and installation dropwire	-	-	24	39
Purchase and dropwire maintenance	-	-	42	15
Lease line rental and maintenance income	-	-	53	41
Cars and equipment rental	-	-	22	27
Consultancy income	-	-	9	9

NOTE 5 - RECEIVABLE FROM TELEPHONE ORGANIZATION OF THAILAND

As at March 31, 2002 and December 31, 2001, the telephone service subscriber receivables that the Company has billed and not billed to TOT and considered as problem accounts, classified by their aging of overdue balances, are as follows:

	In Million Baht	
	2002	2001
Over 3 months to 6 months	23.2	23.0
Over 6 months to 12 months	18.4	20.2
Over 12 months	81.4	79.7
Total	123.0	122.9

As at March 31, 2002 and December 31, 2001, the Company provided allowances for the doubtful receivables of approximately Baht 138.6 million and Baht 138.0 million, respectively. The management believes that the provision is adequate for the possible loss from uncollectible amounts. Furthermore, in the year 2001, subscribers are required to make a deposit of Baht 3,000 per line. In case of uncollectible amounts, TOT can offset the unpaid balance against such deposit. Besides, the Company has certain means to accelerate the collection including the issuance of legal notices to follow-up the long outstanding balances and referring the cases to Legal Division of TOT.

NOTE 6 - INVESTMENTS IN SUBSIDIARY COMPANIES - At Equity Method

As at March 31, 2002 and December 31, 2001, the investments in subsidiary companies consisted of:

	The Company Only (In Million Baht)			
	Cost Method		Equity Method	
	2002	2001	2002	2001
TT & T Subscriber Services Co., Ltd.	10	10	128	123
TT & T Value Added Services Co., Ltd.	100	100	268	425
Total	110	110	396	548

Pursuant to the Extraordinary Shareholders Meeting No. 1/2545 dated March 13, 2002, TT & T Value Added Service Company Limited announced its interim dividend payment to all shareholders at the rate of Baht 20.52 per share for its total 15 million shares. Total dividend payment shall be totaling Baht 307.8 million.

NOTE 7 - INVESTMENTS IN TELEPHONE SERVICES EXPANSION PROJECT

As at March 31, 2002 and December 31, 2001, the outstanding balance of investments in Telephone Services Expansion Project was in the process of verifying the accuracy of such accounting balance for transferring to TOT under the term of the Concession Agreement.

NOTE 8 - COST OF TELEPHONE SERVICES EXPANSION PROJECT TRANSFERRED
TO TELEPHONE ORGANIZATION OF THAILAND

This account represents amounts being transferred from the accounts "Investments in Telephone Services Expansion Project" and "Deferred Project Cost" based on apportioning the telephone numbers being accepted by Telephone Organization of Thailand (TOT). These are amortized over the remaining period of the Concession Agreement with TOT (up to June 2019) commencing from the dates on which the assets or the ownership are transferred.

TOT has already accepted the total telephone network equipment of 1.5 million numbers in the second quarter of 1998. However, some transactions in investments in telephone services expansion project have not been transferred from the accounts "Investments in Telephone Services Expansion Project" to "Cost of Telephone Service Expansion Project Transferred to Telephone Organization of Thailand" amounting to Baht 1.29 million, as at March 31, 2002 and

as at December 31, 2001. These results in the amortization of such "Cost of Telephone Service Expansion Project Transferred to Telephone Organization of Thailand" having not yet been done.

NOTE 9 - ACCOUNTS PAYABLE

As at March 31, 2002 and December 31, 2001, the Company has outstanding balances payable to a state enterprise for acquiring equipment amounting to Baht 817 million. The Company has not yet received invoices from such payable but recorded in the account based on the Company's method of estimation. To handle this issue, the Company incorporated it into the rehabilitation plan, which was approved by the creditors and the Bankruptcy Court. Nevertheless, it involved a great deal of details for investigation; the Company is now working under control of the Official Receiver.

Since the creditor banks have suspended drawdowns from the available facilities, the Company consequently was unable to pay for the equipment and installation of telephone network to its suppliers. Therefore, the Company has negotiated and agreed with some equipment suppliers for further deferred payment with interest accruing in the accrued interest expense account. These payables bear interest, which is accrued in the account of accrued interest expense. For the accounts payable of major equipment suppliers, the accrued interest rates were calculated according to those stated in the loan agreements which the Company has entered with the banks for financing the equipment. For the accounts payable of some contractors, the accrued interest was based on the Minimum Loan Rate (MLR) plus agreed premium or discount. This resulted in interest rates of 5% - 11.6% per annum. The starting dates for interest calculation will depend on agreement between the Company and each supplier or contractor. Nevertheless, in accordance with the signing of debts restructuring agreements on June 29, 2001 as well as the occurrence of Closing Date on September 3, 2001, the outstanding payable including accrued interest expenses have been partially paid, converted liabilities to share and arranged to long term loans on the Closing Date pursuant to the debts.

NOTE 10 - WARRANTS

Type of warrant	: Warrant to purchase new common shares of the Company in named certificates.
Number of units	: 284 million units
Maturity	: 5 years
Offering	: Offer to creditors of the Company and existing shareholders in their entirety pursuant to the Company's rehabilitation plan.
Offering price	: Baht 0 per unit
Exercise price	: Baht 4.85 per share
Exercise right per unit	: 1 unit to 1 common share
Number of common shares allotted and reserved for exercise rights	: 284 million shares
Secondary market	: The Company will register the warrants as listed securities on the Stock Exchange of Thailand.

In the fourth quarter of 2001, the Company had issued a share warrant covering 281,155,610 units which were to be recorded when the warrant holder used his right to purchase the Company's ordinary shares, as per the following details:

Warrant holders' exercise right to purchase common shares (No. of shares)	Registration date of increase of share capital
3,445	January 17, 2002
300	February 13, 2002
2,460	April 12, 2002

NOTE 11 - ASSETS USED AS COLLATERAL

As at March 31, 2002 and December 31, 2001, the Company's current accounts, savings accounts, fixed deposit accounts, and short-term investments in promissory notes amounting to Baht 1,752 million and Baht 1,248 million respectively, have been pledged as collaterals to all creditors. The Company has the obligations under the Debt Restructuring Agreement for utilizing the money which the creditor's approval is needed to authorize the annual budget.

NOTE 12 - SEGMENT INFORMATION

The Company was registered for the purpose of joint-undertaking of investment in the expansion project of telephone services with the Telephone Organization of Thailand in the provincial areas including the installation of the telephone number. The management considers the operations as one business and the operation of the subsidiaries are in connection with the Company's business in servicing to the telephone subscribers with the types of the operation complement each other. For this reason, the management considers this as one segment of operation. In addition, in terms of areas of services and marketing areas, the management also considers as one segment of operation because the Company and subsidiaries operate only in the Kingdom of Thailand.

NOTE 13 - COMMITMENT AND CONTINGENT LIABILITIES

13.1   As at March 31, 2002, the Company was contingently liable to two local banks for letters of guarantee issued by said banks in favor of TOT and other government units amounting to approximately Baht 256 million. The letters of guarantee covered the guarantee for the Company's compliance with the provision of the agreements for joint operation and investment in the expansion project of the telephone services and etc. In second quarter of 2002, the Company has received the letters of guarantee amounting to Baht 250 million from TOT.

As at December 31, 2001, the Company was contingently liable to two local banks for letters of guarantee issued by said banks in favor of TOT amounting to approximately Baht 250 million. The letters of guarantee

covered the guarantee for the Company's compliance with the provision of the agreements for joint operation and investment in the expansion project of the telephone services.

13.2   A subsidiary entered into purchase agreement for additional public telephone sets with a local company totaling USD 11.1 million (included air freight). As at March 31, 2002, the subsidiary paid for the public telephone amounting to USD 8.7 million and recorded the said assets in the account "Public Telephone Equipment" since the subsidiary already received all the public telephone under the agreement (see note 14 to the financial statements).

13.3   The Company was contingently liable to the Revenue Department for tax audits for the years 1993 to 1998. According to the letters issued by the Revenue Department to inform the result of the audit dated June 29, 2000 and July 27, 2000, the Company was ordered to pay tax, penalty and surcharge for the Personal Withholding Tax for the year 1993 amounting to approximately Baht 0.3 million, the Corporate Income Tax for the year 1994 amounting to approximately Baht 91.2 million and the Specific Business Tax for the years 1994 to 1998 amounting to approximately Baht 78.5 million. However, the Company has appealed for the cancellation of the assessment of the Corporate Income Tax for the year 1994 and the Specific Business Tax for the years 1994 to 1998 and to waive penalty and/or surcharge from such assessments. The accompanying financial statements did not record the said tax, penalty and surcharge since the outcomes of the appeal are not known. However, the Company has incorporated this dispute into the rehabilitation proceeding including its counter claim for the Revenue Department to refund its Value Added Tax (VAT) regarding the downward adjustment in the value of assets transferred to TOT and the related delay interest. On January 25, 2001, the Official Receiver has issued such counter claim letter to the Revenue Department asking for payment including accrued interest to the Company in the aggregate amount of Baht 1,205 million. The Revenue Department then responded to the Official Receiver on February 12, 2001 to object solely on interest calculation method and the Company's right to receive interest. On March 1, 2001, the Revenue Department submitted the confirmation letter regarding VAT reimbursement of Baht 920 million to the Company. Such VAT amount has been transferred to the Company's bank account on April 26, 2001. For the dispute on interest calculation, the Company and the Revenue Department have reached an agreement to solve this problem together and then reported the resolution to the Official Receiver on April 20, 2001. According to the agreement, the Revenue Department agreed to pay for the interest at the amount of Baht 73.6 million to the Company. The Company received such payment from the Revenue Department on June 28, 2001.

On July 30, 2001, the official from Seizure Department ordered the Company to pay the corporate income tax for the year 1994 amounting to approximately Baht 91.2 million and value added tax and the related penalty amounting to approximately Baht 22.6 million to the Revenue Department and waived the payment of Specific Business Tax for the year 1994 to 1998 amounting to approximately Baht 78.5 million. On September 21, 2001, the Revenue Department has objected the Seizure Official's order to the Central Bankruptcy Court in case of Specific Business Tax omission payment. However, the result has not yet presently been known. On

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October 4, 2001, the Company received the appeal judgment from the Appeal Committee of the Revenue Department dated September 11, 2001, which ordered the Company to pay corporate income tax, penalty, and surcharge amounting to approximately Baht 91.2 million and the Specific Business Tax, penalty, and surcharge amounting to approximately Baht 78.5 million. However, it has provided 50% discount on the penalty charges on Specific Business Tax so the remaining amount to be paid was approximately Baht 51.7 million. The Company is in the process of appealing to the Tax Court to object the judgment on the Specific Business Tax.

As at March 31, 2002 the Company had recorded the Specific Business Tax, together with a fine and a surcharge, totalling Baht 51.7 million and the Company had requested for a tax relief for which a letter of guarantee to the Revenue Department had been issued. At present the outcome of the said appeal is not known.

NOTE 14 - OTHER

On March 26, 2002, the Company had novated the debt in relation to the Sale and Purchase by Installment Agreement of Public Phones from TT&T Value Added Service Co., Ltd. (a subsidiary company), at it's book value of Baht 108.3 million (approximately USD 2.4 million). The Company, on March 29, 2002, had received a transfer of all assets of this particular subsidiary at the book value of approximately Baht 575 million as per conditions stipulated in the agreement dated on the Business Transfer Date (March 29, 2002) and in complying with the Resolution of the Extraordinary Meeting of Shareholders on February 20, 2002 as well as the Resolution of Board of Directors Meeting on March 20, 2002.

NOTE 15 - RECLASSIFICATION OF ACCOUNTS

Certain accounts in the 2001 interim and annual financial statements have been reclassified to conform to the 2002 interim financial statement presentation.

NOTE 16 - SUBSEQUENT EVENT

The warrant holder has exercised the right to purchase the Company's common shares, amounting to 2,460 shares. The Company had registered the increase of share totalling Baht 24,600 on April 12, 2002.